                                                FILED PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-55228
PROXY STATEMENT/PROSPECTUS SUPPLEMENT
DATED JANUARY 18, 2002
(TO PROXY STATEMENT/PROSPECTUS DATED JANUARY 2, 2002)

                             [UNITEDGLOBALCOM LOGO]

     UNITEDGLOBALCOM, INC.            NEW UNITEDGLOBALCOM, INC.
   PROXY STATEMENT SUPPLEMENT           PROSPECTUS SUPPLEMENT

Holders of common stock of UnitedGlobalCom, Inc., or "United," were recently sent a proxy statement/ prospectus dated January 2, 2002, in connection with the solicitation of proxies by United to be used at the special meeting of its stockholders. At the special meeting holders of United common stock will be asked to vote upon the approval and adoption of the Amended and Restated Agreement and Plan of Restructuring and Merger, dated December 31, 2001, among United, New UnitedGlobalCom, Inc., or "New United," Liberty Media Corporation, or "Liberty," Liberty Media International, Inc., Liberty Global, Inc., United/New United Merger Sub, Inc., or "Merger Subsidiary," and certain long-time holders of United Class B common stock, and the Amended and Restated United/New United Agreement and Plan of Merger, dated December 31, 2001, among United, New United and Merger Subsidiary. United's board of directors continues to support the approval and adoption of these merger agreements. Holders of United's preferred stock also were sent the proxy statement/prospectus with respect to the shares of New United common stock they will receive upon consummation of the merger contemplated by these merger agreements.

THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT SUPPLEMENTS THE PROXY STATEMENT/PROSPECTUS DATED JANUARY 2, 2002. This supplement should be read in conjunction with the proxy statement/prospectus. To the extent the information in this supplement differs from or conflicts with the information contained in the proxy statement/prospectus, this supplement supersedes and replaces the information in the proxy statement/prospectus. If you need another copy of the proxy statement/prospectus you can contact United at:

                             UnitedGlobalCom, Inc.
                     4643 South Ulster Street, Suite 1300,
                             Denver, Colorado 80237
                      Attn: Investor Relations Department
                                 (303) 770-4001

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE MERGER AND RELATED TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT OR THE PROXY STATEMENT/PROSPECTUS OR THE STOCK OF NEW UNITED TO BE ISSUED IN CONNECTION WITH THE MERGER OR DETERMINED THAT THIS PROXY STATEMENT/PROSPECTUS SUPPLEMENT OR THE PROXY STATEMENT/ PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This proxy statement/prospectus supplement is dated January 18, 2002 and is first being mailed to United's stockholders on or about January 19, 2002.

              RECENT EVENTS CONCERNING UNITED SENIOR SECURED NOTES

TENDER OFFER AND CONSENT SOLICITATION FOR UNITED SENIOR SECURED NOTES

As set forth in the proxy statement/prospectus, on December 21, 2001, IDT United, Inc., a corporation formed by IDT Venture Capital Corporation and Liberty UGC Bonds, Inc., a subsidiary of Liberty, commenced a cash tender offer for all of United's 10 3/4% Senior Secured Discount Notes due 2008. On January 14, and again on January 18, 2002, IDT United announced that it had amended the terms of the tender offer. The tender offer is currently scheduled to expire at 5:00 pm, New York City time, on Friday, February 1, 2002. The tender offer is conditioned, among other things, on IDT United receiving valid, unwithdrawn tenders of notes representing at least 66 2/3% in aggregate principal amount at maturity of the United senior secured notes outstanding.

In conjunction with its tender offer, IDT United is also soliciting consents from the holders of at least 66 2/3% of the outstanding United senior secured notes to certain amendments to the indenture under which the senior secured notes were issued and to the termination of the related pledge agreements. The amendments to the indenture would eliminate substantially all of the restrictive covenants in the indenture governing the senior secured notes. The termination of the pledge agreements would release all collateral securing the senior secured notes. IDT United is also seeking waiver of any default or events of defaults under the notes, the indenture pursuant to which the notes were issued or the related pledge agreements and the waiver of compliance with the pledge agreements and provisions of the indenture that will be deleted as a result of the consent solicitation.

IDT United has announced that holders of in excess of 66 2/3% of United's senior secured notes have indicated that they intend to promptly tender their notes into the tender offer and consent solicitation.

We have consented to this tender offer and consent solicitation and each amendment thereto. In connection with the tender offer and consent solicitation, we have agreed, upon the acceptance for purchase by IDT United of at least
66 2/3% of the outstanding United senior secured notes pursuant to the tender offer and consent solicitation, (a) that the approximately $287.6 million loan from United to Liberty may be repaid in United senior secured notes, any of the methods of repayment provided for in the merger agreement or any combination of the foregoing and (b) to provide that the $287.6 million loan to Liberty will not be due and payable until the second anniversary of the closing of the merger or the termination of the merger agreement (except that if a certain amount of this loan is prepaid with United senior secured notes, then the entire loan will be due and payable at the time of such prepayment). After the later of the completion of the tender offer and consent solicitation and the closing of the merger, all of Liberty's interests in IDT United, as well as any of United's senior secured notes held by Liberty that are not used by Liberty to repay the $287.6 million loan to Liberty, will be sold to New United. The purchase price for Liberty's interest in IDT United will be equal to Liberty's investment in IDT United and related expenses plus interest on those amounts at a rate of 8% per annum less any amounts Liberty has received from IDT United. The purchase price for any such United senior secured notes will be equal to the amount paid by IDT United to acquire such notes (including a pro rata portion of the related expenses) plus interest on those amounts at a rate of 8% per annum. IDT United is offering tendering bondholders $400 per $1,000 of principal amount at maturity of United's senior secured notes. Assuming that IDT United acquires 100% of United's senior secured notes outstanding at that price, the amount of Liberty's investment in IDT United and related expenses would be approximately $542.0 million. If IDT United acquired only 66 2/3% of the senior secured notes, the amount of investment and related expenses would be approximately $358.7 million.

New United will pay for Liberty's interest in IDT United by the assumption of Liberty's obligations under the loan from United and/or cash. In connection with this purchase LBTW I, Inc. or "LBTW," a subsidiary of Liberty has agreed to loan a New United subsidiary an amount equal to the lesser of:

- $105.0 million, or

- an amount equal to $125.0 million less the amount by which $558.5 million exceeds the total amount by which New United must pay (including by assumption of indebtedness) to purchase all of Liberty's interest in IDT United and any United senior secured notes transferred to Liberty by IDT United.

If IDT United acquired 100% of the senior secured notes, the amount of the loan from LBTW would be approximately $105.0 million. If IDT United acquired only
66 2/3% of the senior secured notes, no loan would be made. The loan from LBTW will have a term of one year and will bear interest at a rate of 8% per annum. This loan will be unconditionally guaranteed by New United. While the loan is outstanding, without LBTW consent, New United may not incur indebtedness if such indebtedness is secured or if it is not subordinated to New United's obligations under its guarantee of the loan, except that New United is permitted to assume the $287.6 million loan from United to Liberty.

TAX CONSEQUENCES OF LIBERTY'S OR NEW UNITED'S ACQUISITION OF UNITED NOTES

For U.S. income tax purposes, United had net operating losses of approximately $425 million as of the taxable year ended December 31, 2000. Such net operating losses may generally be used to offset future income or gain recognized. United's existing net operating losses may be used to offset any "cancellation of debt" income recognized as a result of Liberty's or New United's acquisition of the United senior secured notes if such an acquisition occurs prior to the merger, and the Company does not experience an "ownership change" as defined in
Section 382 of the Internal Revenue Code of 1986, as amended, or the "Code," prior to the merger. The amount of income realized will depend on the difference between the purchase price for the notes and the adjusted issue price, as defined in U.S. Treasury Regulation Section 1.1275-1. The merger and related transactions may result in United undergoing an "ownership change" as defined in
Section 382 of the Code, which, if it occurs, would limit United's ability to use its existing net operating losses to offset future income or gain recognized by United, including "cancellation of debt" income.

UNAUDITED PRO FORMA FINANCIAL INFORMATION OF NEW UNITED

In the tables below, we provide you with unaudited pro forma condensed consolidated statements of operations data of New United for the year ended December 31, 2000 and the nine months ended September 30, 2001, and unaudited pro forma condensed balance sheet data as of September 30, 2001, to give you a better understanding of what New United's operations might have looked like had we consummated the merger as of January 1, 2000, and what New United's financial position might have looked like had we consummated the merger as of September 30, 2001. The following unaudited pro forma financial information consists of two completely separate sets of pro forma balance sheet data, statements of operations data and related footnotes, due to the uncertainty of how the merger and contribution transaction will ultimately be accounted for under US GAAP as it pertains to New United's accounting for its investment in United. Although we believe consolidation is appropriate under US GAAP given the circumstances, the SEC could disagree, resulting in New United accounting for its investment in United under the equity method of accounting. We have discussed this issue with the SEC and hope to have resolution of this issue shortly. Accordingly, the first set of pro forma financial information assumes New United will account for this transaction as a reorganization of entities under common control at historical cost, similar to a pooling of interests, then consolidate the financial position and results of operations of United subsequent to closing ("Alternative A"), and the second set of pro forma financial information assumes New United will account for its investment in United in accordance with the equity method of accounting ("Alternative B").

We derived the information for each set of pro forma financial data set forth on the following pages from the consolidated financial statements of United and related notes and from the "Unaudited Pro Forma

Financial Information of New United" contained in the proxy statement/prospectus and encourage you to review that section for additional information. The following supplemental unaudited pro forma assumptions reflect the incremental unaudited pro forma impact of the "Tender Offer and Consent Solicitation for United Senior Secured Notes" discussed elsewhere in this proxy statement/prospectus supplement. For purposes of the pro forma financial information contained herein, we have assumed the following as of the pro forma balance sheet date September 30, 2001:

- 67.0% of the United senior secured notes are validly tendered and acquired by IDT United prior to the merger at $400 per $1,000 principal amount at maturity. The ultimate percentage tendered could range from 67.0% to 100%.

- Prior to the merger, IDT United may transfer some of the United senior secured notes to Liberty and Liberty may use these notes to repay a portion of its obligations to United.

- Following successful completion of the tender offer and closing of the merger, New United shall acquire the United senior secured notes held directly by Liberty that Liberty does not use to repay its obligations to United. The purchase price will be the amount of Liberty's investment in the senior secured notes and related expenses plus interest on those amounts at a rate of 8.0% per annum.

- Following successful completion of the tender offer and the closing of the merger, Liberty will sell and New United will purchase all of Liberty's remaining interest in IDT United. The purchase price of IDT United will be equal to Liberty's net investment in IDT United and related expenses plus interest on those amounts at a rate of 8.0% per annum.

- Based on an assumption that IDT United will acquire 67.0% of United's senior secured notes in the tender offer, the purchase price for Liberty's interests in IDT United will be paid by (a) the assumption by New United of Liberty's outstanding obligations to United and (b) cash from New United of approximately $66.7 million. If IDT United were to acquire 100% of United's senior secured notes, the purchase price for Liberty's interests in IDT United will be paid by (a) the assumption by New United of Liberty's outstanding obligations to United, (b) a loan from Liberty to New United of $105.0 million and (c) cash from New United of approximately $143.2 million.

- New United expects to consolidate the financial position and results of operations of IDT United upon completion of the sale by Liberty of Liberty's interest in IDT United to New United.

You should not rely on the unaudited pro forma condensed financial information as being indicative of the historical results that we would have had or the future results that New United will experience after the merger. Assuming completion of the merger, the actual financial position and results of operations will differ, perhaps significantly, from the unaudited pro forma amounts reflected herein because of a variety of factors, including access to additional information, change in value not currently identified and changes in operating results between the dates of the pro forma financial information and the date on which the merger takes place.

                                   NEW UNITED
            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
                                 ALTERNATIVE A
                               SEPTEMBER 30, 2001

                                                                         SUPPLEMENTAL   SUPPLEMENTAL
                                                          NEW UNITED      PRO FORMA      NEW UNITED
                                                           PRO FORMA     ADJUSTMENTS      PRO FORMA
                                                         -------------   ------------   -------------
                                                                        (IN THOUSANDS)
ASSETS
Current assets
  Cash, cash equivalents, restricted cash and
    short-term liquid investments......................   $ 1,406,635     $ (66,663)(1)  $ 1,339,972
  Subscriber receivables, net..........................       116,717             -          116,717
  Notes receivable, related party......................        25,364             -           25,364
  Other current assets, net............................       368,179             -          368,179
                                                          -----------     ---------      -----------
      Total current assets.............................     1,916,895       (66,663)       1,850,232
Marketable equity securities and other investments.....        37,276             -           37,276
Investments in affiliates, net.........................       345,421             -          345,421
Property, plant and equipment, net.....................     3,743,597             -        3,743,597
Goodwill and other intangible assets, net..............     4,490,339             -        4,490,339
Deferred financing costs, net..........................       156,200        (8,516)(2)      147,684
Derivative securities..................................       306,277             -          306,277
Other assets, net......................................        35,548             -           35,548
                                                          -----------     ---------      -----------
      Total assets.....................................   $11,031,553     $ (75,179)     $10,956,374
                                                          ===========     =========      ===========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY
Current liabilities
  Accounts payable.....................................   $   304,616     $       -      $   304,616
  Accrued liabilities..................................       553,440             -          553,440
  Subscriber prepayments and deposits..................       140,213             -          140,213
  Short-term debt......................................        35,908             -           35,908
  Current portion of other long-term debt..............       202,729             -          202,729
  Other current liabilities............................        16,636             -           16,636
                                                          -----------     ---------      -----------
      Total current liabilities........................     1,253,542             -        1,253,542
Senior discount notes and senior notes.................     4,989,363      (797,940)(3)    4,191,423
Other long-term debt...................................     3,150,437             -        3,150,437
Deferred compensation..................................         9,149             -            9,149
Deferred taxes.........................................        90,310             -           90,310
Other long-term liabilities............................        52,943             -           52,943
                                                          -----------     ---------      -----------
      Total liabilities................................     9,545,744      (797,940)       8,747,804
                                                          -----------     ---------      -----------
Minority interests in subsidiaries.....................     1,559,449        10,000        1,569,449
                                                          -----------     ---------      -----------
Series B Convertible Preferred Stock...................             -             -                -
                                                          -----------     ---------      -----------
Stockholders' (deficit) equity.........................       (73,640)      712,761 (4)      639,121
                                                          -----------     ---------      -----------
      Total liabilities and stockholders' (deficit)
         equity........................................   $11,031,553     $ (75,179)     $10,956,374
                                                          ===========     =========      ===========

                                   NEW UNITED
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 ALTERNATIVE A
                      NINE MONTHS ENDED SEPTEMBER 30, 2001

                                                                          SUPPLEMENTAL       SUPPLEMENTAL
                                                        NEW UNITED         PRO FORMA          NEW UNITED
                                                        PRO FORMA         ADJUSTMENTS         PRO FORMA
                                                     ----------------   ----------------   ----------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
Revenue............................................    $  1,185,860       $         --       $  1,185,860
Operating expense..................................        (841,080)                --           (841,080)
Selling, general and administrative expense........        (518,463)                --           (518,463)
Depreciation and amortization......................        (823,824)                --           (823,824)
Impairment and restructuring charges...............        (305,368)                --           (305,368)
                                                       ------------       ------------       ------------
  Operating (loss) income..........................      (1,302,875)                --         (1,302,875)
Interest income....................................          64,047                 --             64,047
Interest expense...................................        (647,186)            61,256 (5)       (585,930)
Foreign currency exchange loss, net................         (29,643)                --            (29,643)
Proceeds from litigation settlement................         194,830                 --            194,830
Provision for loss on investments..................        (334,660)                --           (334,660)
Other (expense) income, net........................          (5,972)                --             (5,972)
                                                       ------------       ------------       ------------
  (Loss) income before income taxes and other
    items..........................................      (2,061,459)            61,256         (2,000,203)
Income tax benefit, net............................             773                 --                773
Minority interests in subsidiaries.................         192,698                 --            192,698
Share in results of affiliates, net................        (122,737)                --           (122,737)
                                                       ------------       ------------       ------------
  Net (loss) income from continuing operations.....    $ (1,990,725)      $     61,256       $ (1,929,469)
                                                       ============       ============       ============
Basic and diluted net loss from continuing
  operations per common share......................    $      (5.55)      $        .17       $      (5.38)
                                                       ============       ============       ============
Weighted-average common shares -- basic and
  diluted..........................................     358,872,800                 --        358,872,800
                                                       ============       ============       ============

                                   NEW UNITED
       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                                 ALTERNATIVE A
                          YEAR ENDED DECEMBER 31, 2000

                                                                        SUPPLEMENTAL    SUPPLEMENTAL
                                                         NEW UNITED       PRO FORMA      NEW UNITED
                                                          PRO FORMA      ADJUSTMENTS      PRO FORMA
                                                        -------------   -------------   -------------
                                                          (IN THOUSANDS, EXCEPT SHARE AND PER SHARE
                                                                        INFORMATION)
Revenue...............................................   $ 1,251,034     $        --     $ 1,251,034
Operating expense.....................................      (876,234)             --        (876,234)
Selling, general and administrative expense...........      (700,081)             --        (700,081)
Depreciation and amortization.........................      (815,522)             --        (815,522)
                                                         -----------     -----------     -----------
    Operating (loss) income...........................    (1,140,803)             --      (1,140,803)
Gain on issuance of common equity securities by
  subsidiaries........................................       127,731              --         127,731
Interest income.......................................       132,252              --         132,252
Interest expense......................................      (742,155)         74,648 (5)    (667,507)
Foreign currency exchange loss, net...................      (215,900)             --        (215,900)
Other expense, net....................................        (3,963)             --          (3,963)
                                                         -----------     -----------     -----------
    (Loss) income before other items..................    (1,842,838)         74,648      (1,768,190)
Income tax benefit, net...............................         2,897              --           2,897
Minority interests in subsidiaries....................       934,548              --         934,548
Share in results of affiliates, net...................      (129,914)             --        (129,914)
                                                         -----------     -----------     -----------
    Net (loss) income from continuing operations......   $(1,035,307)    $    74,648     $  (960,659)
                                                         ===========     ===========     ===========
Basic and diluted net loss from continuing operations
  per common share....................................   $     (3.29)    $       .24     $     (3.05)
                                                         ===========     ===========     ===========
Weighted-average common shares -- basic and diluted...   314,269,782              --     314,269,782
                                                         ===========     ===========     ===========

                                   NEW UNITED
               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                                 ALTERNATIVE A

This unaudited pro forma financial information assumes New United consolidates United. See "Unaudited Pro Forma Financial Information of New United" contained in the proxy statement/prospectus for further information.

 (1) Represents the approximate amount New United will have to pay in cash to purchase Liberty's remaining interest in IDT United, not satisfied by New United's assumption of the note payable from Liberty to United, as follows (in thousands):

Acquisition of United senior secured notes held directly by
  Liberty...................................................  $  (358,500)
Estimated expenses associated with this tender offer........       (2,000)
Assumption by New United of loans from United to Liberty as
  partial payment of the purchase price of IDT United.......      293,837
                                                              -----------
Cash........................................................  $   (66,663)
                                                              ===========

 (2) Represents the elimination upon consolidation of certain deferred financing costs associated with the United senior secured notes acquired by New United.

 (3) Represents the elimination upon consolidation of 67.0% of the $1.191 billion accreted value of United senior secured notes as of September 30, 2001, acquired by New United in exchange for the assumption by New United of Liberty's obligations to United and cash.

 (4) Represents the pro forma effect on stockholders' (deficit) equity as follows (in thousands):

Extraordinary gain on early retirement of United senior
  secured notes.............................................  $  418,924
Reversal of adjustment for Liberty Notes received in payment of amounts owed to United by Liberty, recorded as a
  reduction of stockholders' equity in the proxy
  statement/prospectus......................................     293,837
                                                              ----------
                                                              $  712,761
                                                              ==========

     The pro forma effect of the acquisition of the United senior secured notes, which results in an extraordinary gain on the early retirement of such debt, has not been reflected in the unaudited pro forma statements of operations as this gain is considered a nonrecurring gain attributable to the transaction.

(5) Represents the elimination of historical interest expense on 67.0% of United's senior secured notes.

                                   NEW UNITED
                  UNAUDITED PRO FORMA CONDENSED BALANCE SHEET
                                 ALTERNATIVE B
                               SEPTEMBER 30, 2001

                                                                          SUPPLEMENTAL   SUPPLEMENTAL
                                                           NEW UNITED      PRO FORMA      NEW UNITED
                                                            PRO FORMA     ADJUSTMENTS     PRO FORMA
                                                          -------------   ------------   ------------
                                                                        (IN THOUSANDS)
ASSETS
Current assets
  Cash and cash equivalents.............................   $   200,000     $ (66,663)(1)  $  133,337
  Other current assets..................................             -             -               -
                                                           -----------     ---------      ----------
      Total current assets..............................       200,000       (66,663)        133,337
Other assets............................................             -             -               -
                                                           -----------     ---------      ----------
      Total assets......................................   $   200,000     $ (66,663)     $  133,337
                                                           ===========     =========      ==========

LIABILITIES AND STOCKHOLDERS' (DEFICIT) EQUITY


Current liabilities
  Accounts payable......................................   $         -     $       -      $        -
  Other current liabilities.............................             -             -               -
                                                           -----------     ---------      ----------
      Total current liabilities.........................             -             -               -
Investment in United....................................     1,893,302      (360,500)(2)   1,532,802
                                                           -----------     ---------      ----------
      Total liabilities.................................     1,893,302      (360,500)      1,532,802
                                                           -----------     ---------      ----------
Stockholders' (deficit) equity..........................    (1,693,302)      293,837 (3)  (1,399,465)
                                                           -----------     ---------      ----------
      Total liabilities and stockholders' (deficit)
         equity.........................................   $   200,000     $ (66,663)     $  133,337
                                                           ===========     =========      ==========

                                   NEW UNITED
             UNAUDITED PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                                 ALTERNATIVE B

                                                              NINE MONTHS ENDED SEPTEMBER 30, 2001
                                                     ------------------------------------------------------
                                                                          SUPPLEMENTAL       SUPPLEMENTAL
                                                        NEW UNITED         PRO FORMA          NEW UNITED
                                                        PRO FORMA         ADJUSTMENTS         PRO FORMA
                                                     ----------------   ----------------   ----------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
Revenue............................................    $          -       $          -       $          -
Expense............................................               -                  -                  -
                                                       ------------       ------------       ------------
  Operating loss...................................               -                  -                  -
Interest income, net...............................         140,631             61,256 (4)        201,887
                                                       ------------       ------------       ------------
  Income before income taxes and other items.......         140,631             61,256            201,887
Share in results of United.........................      (2,131,356)                 -         (2,131,356)
                                                       ------------       ------------       ------------
  Net loss from continuing operations..............    $ (1,990,725)      $     61,256       $ (1,929,469)
                                                       ============       ============       ============
Basic and diluted net loss from continuing
  operations per New United common share...........    $      (5.55)      $        .17       $      (5.38)
                                                       ============       ============       ============
Weighted-average common shares -- basic and
  diluted..........................................     358,872,800                  -        358,872,800
                                                       ============       ============       ============

                                                                  YEAR ENDED DECEMBER 31, 2000
                                                     ------------------------------------------------------
                                                                          SUPPLEMENTAL       SUPPLEMENTAL
                                                        NEW UNITED         PRO FORMA          NEW UNITED
                                                        PRO FORMA         ADJUSTMENTS         PRO FORMA
                                                     ----------------   ----------------   ----------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE INFORMATION)
Revenue............................................    $          -       $          -       $          -
Expense............................................               -                  -                  -
                                                       ------------       ------------       ------------
  Operating loss...................................               -                  -                  -
Interest income, net...............................         185,583             74,648 (4)        260,231
                                                       ------------       ------------       ------------
  Income before income taxes and other items.......         185,583             74,648            260,231
Share in results of United.........................      (1,220,890)                 -         (1,220,890)
                                                       ------------       ------------       ------------
  Net loss from continuing operations..............    $ (1,035,307)      $     74,648       $   (960,659)
                                                       ============       ============       ============
Basic and diluted net loss from continuing
  operations per New United common share...........    $      (3.29)      $        .24       $      (3.05)
                                                       ============       ============       ============
Weighted-average common shares -- basic and
  diluted..........................................     314,269,782                  -        314,269,782
                                                       ============       ============       ============

                                   NEW UNITED
               NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION
                                 ALTERNATIVE B

This unaudited pro forma financial information assumes New United accounts for its investment in United in accordance with the equity method of accounting. See "Unaudited Pro Forma Financial Information of New United" contained in the proxy statement/prospectus for further information.

 (1) Represents the approximate amount New United will have to pay in cash to purchase Liberty's remaining interest in IDT United, not satisfied by New United's assumption of the note payable from Liberty to United, as follows (in thousands):

Acquisition of United senior secured notes held directly by
  Liberty...................................................  $  (358,500)
Estimated expenses associated with this tender offer........       (2,000)
Assumption by New United of loans from United to Liberty as
  partial payment of the purchase price of IDT United.......      293,837
                                                              -----------
Cash........................................................  $   (66,663)
                                                              ===========

 (2) Represents the approximate purchase price of Liberty's entire interest in IDT United, including approximately $2.0 million of expenses, based upon 67.0% of United's senior secured notes validly tendered.

 (3) Represents the reversal of adjustment for Liberty Notes received in payment of amounts owed to United by Liberty, recorded as a reduction of stockholders' equity in the proxy statement/prospectus.

 (4) Represents interest income from the United senior secured notes.

                    INFORMATION ABOUT UNITED PREFERRED STOCK

As described in the proxy statement/prospectus, holders of United's preferred stock, other than holders of United's Series E preferred stock, will receive in the merger a number of shares of New United Class A common stock equal to the number of shares of United Class A common stock they would have received had they converted their shares of United Class A common stock immediately prior to the merger. Pursuant to the terms of the amended and restated merger agreement and assuming a closing date of January 30, 2002, United's Series B, Series C and Series D preferred stock will be converted in the merger into shares of New United Class A common stock as follows:

- each share of United Series B preferred stock will be converted into approximately 24.89 shares of New United Class A common stock (determined by dividing the current liquidation value of $264.48 per share by the conversion price of $10.625 in accordance with the United Series B preferred stock certificate of designations);

- each share of United Series C preferred stock will be converted into approximately 23.72 shares of New United Class A common stock (determined by dividing the per share liquidation preference of $1,000 by the conversion price of $42.15 in accordance with the United Series C preferred stock certificate of designations), plus the number of shares of New United Class A common stock equal to approximately $40.64 (the amount of accumulated and unpaid dividends per share) divided by 97% of the average daily closing price of Class A common for the five trading days prior to January 30, 2002; and

- each share of United Series D preferred stock will be converted into approximately 15.68 shares of New United Class A common stock (determined by dividing the per share liquidation preference of $1,000 by the current adjusted conversion price of $63.79 in accordance with the United Series D certificate of designations), plus the number of shares of New United Class A common stock equal to approximately $40.64 (the amount of accumulated and unpaid dividends per share) divided by 97% of the average daily closing price of Class A common for the five trading days prior to January 30, 2002.

If a holder of United Series B, Series C or Series D preferred stock would be entitled to receive fractional shares of New United Class A common stock for such United preferred stock, the fractional shares will be aggregated and the holder will receive the resulting whole number of shares of New United Class A common stock. If, following the aggregation, the holder would still be entitled to receive one or more fractional shares of New United Class A common stock, the holder will receive, in lieu of each fractional share, an amount of cash without interest determined by multiplying the closing sale price of a share of United Class A common stock on the last full trading day before the merger by the fraction of a share of New United Class A common stock to which the holder would otherwise have been entitled.

                                   IMPORTANT

In addition to the proxy card and postage-paid envelope you received with the proxy statement/prospectus, we have included a proxy card and postage-paid envelope with this proxy statement/prospectus supplement. If you have not already done so, please vote by completing, signing and dating one of your proxy cards and returning it, as soon as possible, in either of the postage-paid envelopes. You do not need to return both proxy cards.

If you have already voted and you do not wish to change your vote, you do not need to take any additional action to vote your shares.

If you have already voted and you wish to change your vote, you can do so at any time before your proxy is voted at the special meeting. You can change your vote in one of the following ways:

- timely delivery of a later-dated signed proxy card to our secretary,

- voting in person at the special meeting, or

- if you have instructed a broker to vote your shares, by following instructions from your broker to change your vote.